Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2013

July 10, 2013

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2013 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended May 31, 2013, the Company’s margin percentage increased to 47.0% from 40.2% in the quarter ended May 31, 2012, and greater than the 37.2% margin percentage realized for the year-ended February 28, 2013. Three factors contributed to this increase in margin percentage: (i) the Company discontinuing lower margin licensed brands in the quarter; (ii) increased sales of higher margin company brands, and (iii) change in mix of branded and co-pack revenues for the quarter.

For the three months ended May 31, 2013, the Company reported gross sales of $5.1 million and net income of $688,734 as compared to gross sales of $4.9 million and net income of $411,479 in the corresponding quarter of the prior year.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	May 31, 2013	May 31, 2012	Change
Manufactured Products	$5,043,150	$4,690,506	$352,644
Purchased Products	80,213	249,432	(169,219)
Total Gross Revenue	$5,123,363	$4,939,938	$183,425

Discounts, Allowances and Rebates	(206,482)	(275,827)	69,345
Net Revenue	$4,916,881	$4,664,111	$252,770

Gross revenue for the quarter ended May 31, 2013 was $5,123,363 compared to $4,939,938 for the same period of the previous year, representing an increase of $183,425 or 3.7% was result of the following:

  an increase in demand for the Company’s co-packing services in the quarter, offset by, the discontinuation by the Company of a licensed brand during this quarter

Discounts, rebates and slotting fees for the quarter ended May 31, 2013 decreased by $69,345 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2013	May 31, 2012	Change
Manufactured Products	$2,531,108	$2,583,588	$(52,480)
Purchased Products	77,033	203,451	(126,418)
Total	$2,608,141	$2,787,039	$(178,898)

Cost of sales for the quarter ended May 31, 2013 were $2,608,141 compared to $2,787,039 for the same period of the previous year, representing a decrease of $178,898 or 6.4% . This decrease was caused by the discontinuation of lower margin licensed brands and the increase of sales of higher margin corporate brands as well as a proportionate increase in co-pack revenues in the quarter.

Margin

	Quarter ended	Quarter ended
Margin	May 31, 2013	May 31, 2012	Change
Manufactured Products	$2,305,698	$1,859,146	$446,552
Purchased Products	3,042	17,926	(14,884)
Total	$2,308,740	$1,877,072	$431,668
Margin percentage	47.0%	40.2%	6.8%

Margin for the quarter ended May 31, 2013 was $2,308,740 compared to $1,877,072 for the same quarter of the previous year. The margin percentage of 47% on the quarter ended May 31, 2013 represents a significant increase over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended May 31, 2013 increased by $66,714 or 6.2% from $1,081,478 in the same quarter of the prior year to $1,148,192. This increase was associated with certain brand development costs and costs associated with the Canada-wide roll out of a new company brand.

Summary of Quarterly Results

	May 31(Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2013	2012	2013	2012	2012	2011	2012	2011
Net sales / operating revenue	$ 4,916,881	$ 4,664,111	$ 3,392,656	$ 3,692,886	$ 3,765,487	$ 4,234,504	$ 5,418,088	$ 5,470,735
Net income (loss)	$ 688,734	$ 411,479	$ (36,359)	$ 211,682	$ (376,293)	$ 245,126	$ 592,479	$ 645,989
Net income (loss) per share	$ 0.24	$ 0.13	$ (0.01)	$ 0.07	$ (0.13)	$ 0.07	$ 0.19	$ 0.19
Net income (loss) per share, diluted	$ 0.22	$ 0.12	$ (0.01)	$ 0.07	$ (0.11)	$ 0.07	$ 0.17	$ 0.18

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	May 31(Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2013	2012	2013	2012	2012	2011	2012	2011
Net income (loss)	$ 688,734	$ 411,479	$ (36,359)	$ 211,682	$ (376,293)	$ 245,126	$ 592,479	$ 645,989
Stock based compensation	$ 39,736	$ 46,011	$ 30,037	$ 414,822	$ 32,005	$ 26,381	$ 43,863	$ 64,419
Net income (loss) before stock based compensation	$ 728,470	$457,490	$ (6,322)	$ 626,504	$ (344,288)	$ 271,507	$ 636,342	$ 710,408

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2013	May 31, 2012
Net income	$688,734	$411,479
Interest, net	3,240	2,607
Depreciation and amortization	181,695	158,498
Stock based compensation expense	39,736	46,011
Income taxes	258,852	178,390
EBITDAS	$1,172,257	$796,985

Margin	Quarter ended	Quarter ended
	May 31, 2013	May 31, 2012
Net revenue	$4,916,881	$4,664,111
Less: cost of sales	(2,608,141)	(2,787,039)
Margin	$2,308,740	$1,877,072
Margin % of Net Revenue	47.0%	40.2%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended
		May 31, 2013	May 31, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	21,600	20,000

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	75,600

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	32,812	-

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	May 31, 2013	May 31, 2012	Change
Operating activities	$1,192,848	$518,034	$674,814
Investing activities	$(267,634)	$(185,061)	$(82,573)
Financing activities	$(40,185)	$(36,166)	$(4,019)

During the quarter, cash generated from operating activities increased by $674,814 compared to the same period of the prior year. The increase is the result of the greater net income plus a decrease in accounts receivable versus the comparative period.

The increase in cash utilized for investing activities, period over period, is attributable to the purchase of equipment required for a new brand and upgrades to our bottling plant and computer equipment.

Cash utilized for financing activities was $40,185 during the quarter, representing a $4,019 increase compared to the same period of the prior year. The increase in cash utilized by financing activities is a result of the Company’s repurchase of 18,996 shares at a cost of $89,758 and offset by 36,852 options were exercised for proceeds of $84,594.

Liquidity and Capital Resources

Net working capital has increased by 681.4% since the prior year ended February 28, 2013. As at May 31, 2013, the Company has net working capital of $1,016,902. In addition, at May 31, 2013 the Company had $708,706 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2013 this credit facility was not utilized.

Total Net Working Capital	May 31, 2013	February 28, 2013
Total Current Assets	$3,069,702	$2,194,503
Less: Total Current Liabilities	(2,052,800)	(2,064,372)
Total Net Working Capital	$1,016,902	$130,131

Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2013, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2013:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$183,353	$145,553	$37,800	-	-
Operating Lease Obligations (1)	3,802,512	731,980	1,479,706	1,077,460	513,366
Purchase Obligations	479,712	125,259	266,953	87,500	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	7,576	7,189	387	-	-
Total	$4,473,153	$1,009,981	$1,784,846	$1,164,960	$513,366

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2013 and are included in the February 28, 2013 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2013 the Company is exposed to credit through the following assets:

	May 31, 2013	February 28, 2013
Trade receivable	$987,308	$799,648
Other receivables	13,402	79,428
Allowance for doubtful accounts	(74,669)	(124,672)
	$926,041	$754,404

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2013, the Company’s ten largest customers comprised approximately 96% of sales compared with 92% in the last fiscal year ended February 28, 2013 and no one customer comprised more than 92% of sales compared with 83% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at May 31, 2013, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk
The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $12,500 on net earnings for the quarter ended May 31, 2013. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk
The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at May 31, 2013, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 5, 2013, the Company had 2,942,349 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 907,319 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;

  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  anticipated contribution to earnings in 2013 from investment in new product development;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2013;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.